EXHIBIT 99.88

CERTIFICATE OF QUALIFIED PERSON

I, Dawn H. Garcia, P.G., CPG, do hereby certify that:

1.	I am a Principal Hydrogeologist of:

SRK Consulting (U.S.), Inc.

3275 W. Ina Road, Suite 240

Tucson, Arizona, USA, 85741

2.	I graduated with a degree in Geological Sciences from Bradley University in 1982. In addition, I have obtained a graduate degree (M.S., Geology, 1995, California State University Long Beach).

3.	I am a Certified Professional Geologist of the American Institute of Professional Geologists (CPG-08313) and a Registered Member of the Society of Mining Metallurgy, and Exploration, Inc. (RM-4135993).

4.	I have worked as a geologist/hydrogeologist for a total of 28 years since my graduation from university. My relevant experience includes environmental compliance permitting, hydrogeological studies and geotechnical studies at mining and processing operations.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of Section 20.1 (Environmental Studies and Issues), Section 20.2 (Waste Disposal, Site Monitoring & Water Management), Section 20.3 (Project Permitting), and Section 20.4 (Potential Social or Community Related Requirements and Plans) of the technical report titled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).

7.	I last visited the Mulatos Property on May 6 – 9, 2012.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

SRK Consulting	Page 2

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12.	As of December 21, 2012, to the best of my knowledge, information and belief, the portion of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 21 day of December, 2012, at Tucson, Arizona, USA.

“Sealed”
Dawn H. Garcia